Exhibit 99.3

Sky Solar Announces Project Financing Packages

HONG KONG — December 22, 2014 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a leading global developer, owner and operator of solar parks, today announced key developments in financing for projects in two important growth markets: (i) the approval of a syndicate of loans led by the Inter-American Development Bank (“IDB”) will provide over US$50.1 million in debt financing for the Company’s 44 MW Arica 1 solar power plant in Chile’s Atacama desert; and (ii) the closing of a CAD3.7 million (US$3.2 million) 15-year loan at 5.75% from PNC Bank will refinance three recently completed rooftop projects in Ontario, Canada with total capacity of 1 MW, representing the first tranche in a CAD21.7 million (US$18.7 million) loan financing package that will fund the development of 16 projects with 6.2 MW of capacity in Ontario.

Arica 1 Chile Project Financing

The Board of Directors of the IDB approved a financing package for the Arica 1 plant that consists of (i) a loan to Sky Solar’s subsidiary, Arica Solar Generación 1, Ltda., of US$27.7 million from the ordinary capital of the IDB (the “IDB Loan”), (ii) a loan of up to half the amount of the IDB Loan, or US$13.9 million, from the China Fund for Latin America and the Caribbean (the “China Fund”), and (iii) a loan of US$8.5 million from the Clean Technology Fund (the “CTF”). The final commercial terms for the loans have not yet been decided.

The IDB is a development bank owned by 48 member countries that provides loans, grants, technical assistance and research for infrastructure and economic development projects across Latin America and the Caribbean. The China Fund is administered by the IDB. The CTF is a funding window of the Climate Investment Funds with US$5.3 billion of assets, and was established in 2008 to provide scaled-up financing to middle-income countries to contribute to the demonstration, deployment and transfer of low carbon technologies.

The Arica 1 project will be situated 26 km northeast of the City of Arica in Chile’s Atacama desert, one of the world’s best solar resources. Arica 1 is designed to generate 44 MW of power, and will supply electricity to Chile’s northern electricity grid, Sistema Interconectado Norte Grande, where demand derives almost entirely from mining companies and other industrial users.  Power will be sold into the spot market, an arrangement intended to demonstrate the viability of the production and sale of renewable energy without a power purchase agreement (“PPA”).

“We are pleased to announce the approval of this financing package for Arica 1, one of Sky Solar’s premier projects. We intend to commence construction immediately after the closing of the loans,” said Ms. Amy Zhang, Deputy Chairman of Sky Solar Holdings. “The project will provide much-needed energy to the high-growth mining industry in the region, thus fostering economic development and promoting local environmental sustainability. Conventional fossil energy sources producing the same amount of energy would emit roughly 54,000 tons of greenhouse gases annually.”

Jean-Marc Aboussouan, Chief of the Infrastructure Division of the IDB’s Structured and Corporate Finance Department, added, “Chile is currently heavily dependent on imported fossil fuels. This project will help diversify the energy matrix in Chile by incorporating renewable energy fueled by the exceptional solar resources of Chile’s Atacama Desert. The IDB is pleased to play an integral role in financing this project, which fits with our mission of fostering environmentally friendly economic development in the region.”

Sky Solar Canada Ontario Projects

On December 9 2014, Sky Solar (Canada) Ltd. successfully closed a CAD3.7 million (US$3.2 million) 15-year loan from PNC Bank at an interest rate of 5.75% that will refinance three recently completed rooftop projects in Ontario, Canada with total capacity of 1 MW. The three projects will be pledged as collateral for the loan. The three projects are part of a 6.2 MW, 16-rooftop package that is subject to the Ontario Power Authority’s FiT-1 program. The loan is being extended by Pittsburgh-based PNC Bank, a specialist in project financing and the fifth largest bank in United States. The loan represents the first tranche in a CAD21.7 million (US$18.7 million) loan financing package from PNC Bank that will fund the development of 16 projects with 6.2 MW of capacity in Ontario.  The remaining loans are expected to close during the first quarter of 2015, after completion of the remaining 13 projects. The FiT-1 program guarantees a competitive price for electricity supplied for the next twenty years.

About Sky Solar Holdings, Ltd.

Sky Solar Holdings is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream PV segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of September 30, 2014, the Company has developed 200 solar parks with an aggregate capacity of 181.7 MW and owns and operates 54.5 MW of solar parks.

About the Inter-American Development Bank

Established in 1959, the IDB is a leading source of development financing for Latin America and the Caribbean, with a strong commitment to achieve measurable results, increased integrity, transparency and accountability. It has an evolving reform agenda that seeks to increase development impact in the region. A regular bank in most ways, it is also unique in some key respects. Besides loans, it also provides grants, technical assistance and research. Shareholders are 48 member countries, including 26 Latin American and Caribbean borrowing members, who have a majority ownership of the IDB. Its Fund for Special Operations (FSO) provides concessional financing to the most vulnerable member countries. Given its shareholder base and prudent management, the IDB has a strong financial position, and is able to borrow in international markets at competitive rates and transfer that benefit to its clients.

About the Climate Investment Funds and Clean Technology Fund

The Climate Investment Funds (CIF) are a unique pair of financing instruments designed to test what can be achieved to initiate transformational change towards low-carbon and climate-resilient development through scaled-up financing channeled through the Multilateral Development Banks. The two funds are the Clean Technology Fund (CTF), financing scaled up demonstration, deployment and transfer of low-carbon technologies for significant greenhouse gas reductions within country investment plans; and the Strategic Climate Fund (SCF), financing targeted programs in developing countries to pilot new climate or sectoral approaches with scaling-up potential. Both the CTF and SCF trust fund committees have equal representation from developed and developing countries. Recognizing the imperative of climate change deliberations underway in the UN Framework Convention on Climate Change (UNFCCC), the CIF were designed as an interim measure to strengthen the global knowledge base for low-carbon and climate-resilient growth solutions. The CIF are implemented jointly by the African Development Bank, Asian Development Bank, European Bank for Reconstruction and Development, Inter-American Development Bank, International Finance Corporation, and World Bank.

About the China Fund for Latin-America and the Caribbean

The China Fund for Latin-America and the Caribbean,the first of its kind established by China and a multilateral development bank, will provide capital to complement the IDB’s own resources for projects seeking to alleviate poverty and reduce inequality, boost private sector investment, improve competitiveness and social welfare, and support programs to mitigate the impacts of climate change and promote greater gender equality. In partnering with the IDB, China hopes to channel its resources toward the development of finance projects that require additional financing to make them viable.The proposed $2 billion contribution by China will be used to co-finance a total of up to $500 million in IDB public sector loans and up to $1.5 billion for loans made by the Bank to private sector entities. Co-financing fund resources will be used to complement IDB loans, subject to pre-established limits. The funds from China will be available for the next three years for public sector projects and the next six years for non-sovereign guaranteed operations.

Currency Convenience Translation

The conversion of Canadian dollars into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2014, which was CAD1.1207 to US$1.00. No representation is intended to imply that the Canadian dollar amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its final prospectus filed pursuant to Rule 424(b)(4). Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For Additional Information:

Company: Matthew Yeh IR@skysolarholding.com	Investor Relations: ICR, LLC Gary Dvorchak, CFA Senior Vice President China: +86 (10) 6583-7500 US: +1 (310) 954-1123 gary.dvorchak@icrinc.com